15423 - 131 Avenue, Edmonton, AB T5V 0A4
Ph: 780-413-4296 Fax: 780-413-4297

XScargo



August 13, 2007

07026143

**VIA FEDERAL EXPRESS**


SEC MAIL PROCESSING
RECEIVED
AUG 14 2007
WASH, D.C. 182 SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

Re: XS Cargo Income Fund
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34949

SUPPL

Dear Sirs/Mesdames:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of XS Cargo Income Fund's (the "Company"):

1. Interim Financial Statements for the quarter ended June 30, 2007;
2. Management's Discussion of Financial Condition and Results of Operations for the quarter ended June 30, 2007;
3. Certification of Interim Filings signed by the CEO;
4. Certification of Interim Filings signed by the CFO;
5. Earnings press release dated August 10, 2007;
6. Conference call and webcast press release dated August 7, 2007;
7. Amended Credit Facility press release dated May 17, 2007;
8. Distributions press release dated June 20, 2007;
9. Amendment to credit Facility and waiver of covenant press release dated July 3, 2007;
10. Distributions press release dated July 20, 2007; and,
11. Financing Plan press release dated July 31, 2007.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.



dlw 8/22



15423 - 131 Avenue, Edmonton, AB T5V 0A4
Ph: 780-413-4296 Fax: 780-413-4297

Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,



Wade Grabeldinger, CA
Corporate Governance and Reporting Manager
XS Cargo GP Inc.
*Administrator for XS Cargo Income Fund*

Enclosures

File No 82-34949

# XS Cargo Income Fund
## Interim Consolidated Financial Statements
Unaudited

*June 30, 2007*

# XS Cargo Income Fund
## Consolidated Balance Sheets


SEC MAIL PROCESSING
RECEIVED
AUG 1 4 2007
WASH, D.C.
182
SECTION

| | June 30, 2007 (unaudited) | December 31, 2006 |
|---|---|---|
| | $ | $ |
| **Assets** | | |
| **Current** | | |
| Cash and cash equivalents | - | 1,017,824 |
| Rebate and other receivables | 88,499 | 439,384 |
| Inventory | 22,951,282 | 22,288,806 |
| Deposits on inventory | 5,500,859 | 6,604,788 |
| Prepaid expenses and deposits | 802,335 | 828,775 |
| | **29,342,975** | **31,179,577** |
| **Deferred charges** | **336,157** | **331,799** |
| **Property and equipment** | **5,525,974** | **4,332,028** |
| **Intangible assets** | **6,091,900** | **6,718,000** |
| **Goodwill** | **101,788,426** | **101,788,426** |
| | **143,085,432** | **144,349,830** |
| **Liabilities** | | |
| **Current** | | |
| Bank indebtedness | 7,176,988 | - |
| Accounts payable and accrued liabilities | 5,893,669 | 10,597,933 |
| Deferred revenue | 1,635,084 | 1,528,327 |
| Distributions payable to unitholders *(Note 6)* | 286,219 | 629,681 |
| Distributions payable to non-controlling interest *(Note 7)* | 163,725 | 1,103,235 |
| | 15,155,685 | 13,859,176 |
| Term loan *(Note 4)* | 21,250,000 | 2,500,000 |
| | **36,405,685** | **16,359,176** |
| **Term loan** *(Note 4)* | **-** | **15,000,000** |
| **Deferred revenue** | **496,157** | **607,513** |
| **Unamortized lease inducements** | **403,908** | **317,975** |
| **Future income taxes** *(Notes 3 and 5)* | **1,269,160** | **-** |
| | **38,574,910** | **32,284,664** |
| **Non-controlling interest** *(Note 7)* | **54,417,628** | **57,493,942** |
| | **92,992,538** | **89,778,606** |
| **Unitholders' Equity** | | |
| **Fund Units** *(Note 6)* | **56,131,876** | **56,131,876** |
| **Deficit** | **(6,038,982)** | **(1,560,652)** |
| | **50,092,894** | **54,571,224** |
| | **143,085,432** | **144,349,830** |

The accompanying notes are an integral part of these financial statements

# XS Cargo Income Fund

## Consolidated Statements of Earnings and Comprehensive Income
## (Unaudited)

| | *Three Months Ended June 30, 2007* | *Three Months Ended June 30, 2006* | *Six Months Ended June 30, 2007* | *Six Months Ended June 30, 2006* |
|---|---|---|---|---|
| | $ | $ | $ | $ |
| **Sales** | 29,519,184 | 27,822,876 | 53,176,840 | 48,494,741 |
| **Cost of goods sold** | 19,383,595 | 17,255,921 | 35,821,536 | 30,325,263 |
| **Gross margin** | 10,135,589 | 10,566,955 | 17,355,304 | 18,169,478 |
| **Expenses** | | | | |
| Administrative and operating | 8,755,270 | 6,537,933 | 16,794,615 | 12,011,072 |
| Amortization of property and equipment | 313,302 | 212,820 | 608,280 | 387,677 |
| Amortization of intangible assets | 328,100 | 298,000 | 626,100 | 596,000 |
| | 9,396,672 | 7,048,753 | 18,028,995 | 12,994,749 |
| **Earnings (loss) before the undernoted** | 738,917 | 3,518,202 | (673,691) | 5,174,729 |
| **Other expenses** | | | | |
| Interest on bank indebtedness | 87,986 | 84,122 | 175,415 | 123,887 |
| Interest on term loan | 359,155 | 243,789 | 702,097 | 466,421 |
| Foreign exchange loss | 113,481 | 45,885 | 130,960 | 19,921 |
| | 560,622 | 373,796 | 1,008,472 | 610,229 |
| **Earnings (loss) before non-controlling interest and future income taxes** | 178,295 | 3,144,406 | (1,682,163) | 4,564,500 |
| **Future income taxes** *(Notes 3 and 5)* | 1,269,160 | - | 1,269,160 | - |
| **(Loss) earnings before non-controlling interest** | (1,090,865) | 3,144,406 | (2,951,323) | 4,564,500 |
| **Non-controlling interest** *(Note 7)* | (536,195) | 1,542,574 | (1,449,668) | 2,239,123 |
| **Net (loss) earnings and comprehensive (loss) income for the period** | (554,670) | 1,601,832 | (1,501,655) | 2,325,377 |
| **Basic and diluted (loss) earnings per unit** *(Note 11)* | (0.09) | 0.26 | (0.25) | 0.38 |

The accompanying notes are an integral part of these financial statements

# XS Cargo Income Fund
## Consolidated Statements of (Deficit) Retained Earnings
## (Unaudited)

| | *Three Months Ended June 30, 2007* | *Three Months Ended June 30, 2006* | *Six Months Ended June 30, 2007* | *Six Months Ended June 30, 2006* |
|---|---|---|---|---|
| | $ | $ | $ | $ |
| **(Deficit) retained earnings, beginning of the period** | (4,339,437) | (349,140) | (1,560,652) | 701,871 |
| **Net (loss) earnings for the period** | (554,670) | 1,601,832 | (1,501,655) | 2,325,377 |
| **Distributions declared in the period** | (1,144,875) | (1,889,044) | (2,976,675) | (3,663,600) |
| **Deficit, end of the period** | (6,038,982) | (636,352) | (6,038,982) | (636,352) |

The accompanying notes are an integral part of these financial statements

# XS Cargo Income Fund
## Consolidated Statements of Cash Flows
## (Unaudited)

| | *Three Months Ended June 30, 2007* | *Three Months Ended June 30, 2006* | *Six Months Ended June 30, 2007* | *Six Months Ended June 30, 2006* |
|---|---|---|---|---|
| | $ | $ | $ | $ |
| **Cash provided by (used for) the following activities** | | | | |
| **Operating Activities** | | | | |
| Net (loss) earnings for the period | (554,670) | 1,601,832 | (1,501,655) | 2,325,377 |
| Items not affecting cash: | | | | |
| Non-controlling interest | (536,195) | 1,542,574 | (1,449,668) | 2,239,123 |
| Future income taxes | 1,269,160 | - | 1,269,160 | - |
| Amortization of property and equipment | 313,302 | 212,820 | 608,280 | 387,677 |
| Amortization of intangible assets | 328,100 | 298,000 | 626,100 | 596,000 |
| Unit based compensation *(Note 9)* | 29,860 | 30,000 | 73,360 | 60,000 |
| Deferred charges, net of costs recognized | (5,322) | (28,298) | (4,358) | (94,565) |
| Deferred revenue, net of revenue recognized | (25,182) | 333,958 | (4,598) | 704,835 |
| Lease inducements received, net of amortization of lease inducements | 37,125 | 41,121 | 85,933 | 26,197 |
| | 856,178 | 4,032,007 | (297,446) | 6,244,644 |
| Net change in non-cash working capital | 191,304 | 3,544,009 | (3,885,487) | (8,053,557) |
| | 1,047,482 | 7,576,016 | (4,182,933) | (1,808,913) |
| **Financing Activities** | | | | |
| Net change in bank indebtedness | 2,529,695 | (3,177,032) | 7,176,988 | 2,866,316 |
| Proceeds from term loan | - | - | 3,750,000 | - |
| Distributions paid on Fund Units | (1,431,094) | (1,889,044) | (3,320,136) | (3,606,356) |
| Distributions paid to non-controlling interest | (817,323) | (1,773,577) | (2,639,517) | (3,426,816) |
| | 281,278 | (6,839,653) | 4,967,335 | (4,166,856) |
| **Investing Activities** | | | | |
| Purchases of property and equipment | (1,328,760) | (736,363) | (1,802,226) | (1,466,727) |
| **Decrease in cash and cash equivalents** | - | - | (1,017,824) | (7,442,496) |
| **Cash and cash equivalents, beginning of period** | - | - | 1,017,824 | 7,442,496 |
| **Cash and cash equivalents, end of period** | - | - | - | - |
| **Supplementary cash flow information** | | | | |
| Interest paid | 447,141 | 327,911 | 877,512 | 590,308 |

The accompanying notes are an integral part of these financial statements

## 1. The Fund

XS Cargo Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 6, 2005. The Fund has been created to invest in the broadline closeout retail business, through an indirect acquisition of the controlling interest of XS Cargo Limited Partnership ("XS Cargo LP") and its general partner ("GP") (collectively "XS Cargo"), and such other investments as the trustees may determine. Income tax obligations related to the distributions of the Fund are obligations of the Unitholder.

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor"). XS Cargo LP operates 39 (December 31, 2006 – 35) closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan, Ontario, Newfoundland, Nova Scotia and New Brunswick.

## 2. Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those for the audited financial statements for the year ended December 31, 2006, except as described in note 3. However, the interim consolidated financial statements do not include all information and footnote disclosures required under Canadian GAAP for annual financial statements. Accordingly, these unaudited consolidated interim financial statements should be read in conjunction with audited financial statements and notes thereto, for the year ended December 31, 2006.

## 3. Change in accounting policies

(a) On January 1, 2007, the Fund adopted the following recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook:

*Section 3855: Financial Instruments – Recognition and Measurement*

This Section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The adoption of these new standards has had no material impact on the consolidated financial statements.

*Section 1530: Comprehensive Income*

This Section describes how to report and disclose comprehensive income and its components. Comprehensive income is the change in the Fund's net assets that result from transactions, events or circumstances from sources other than the Fund's Unitholders.

*Section 3865: Hedges*

This Section establishes standards for when and how hedge accounting, which is optional, may be applied. As the Fund does not use hedge accounting, the adoption of these new standards has had no impact on the consolidated financial statements.

(b) Section 1506: Accounting Changes

This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.

Prior to June 12, 2007, income tax obligations relating to distributions from the Fund were obligations of the Unitholders and, accordingly, no provision for income taxes had been made in respect of the income of the Fund. As described in note

5, the Fund has recognized future income tax in the quarter ended June 30, 2007 as a result of new tax legislation substantively enacted on June 12, 2007. Current income tax will not be recognized until a new tax on the Fund is effective on January 1, 2011. Future income tax assets and liabilities are recorded on the difference between the accounting and tax basis of assets and liabilities based on substantively enacted tax laws and rates for those differences that are expected to reverse after January 1, 2011.

The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(c) Future Accounting Changes

In December 2006, the CICA issued three accounting standards: Section 1535, Capital Disclosures, Section 3862, Financial Instruments - Disclosures and Section 3863, Financial Instruments - Presentation. These new standards will be effective for the Fund on January 1, 2008.

Section 1535: Capital Disclosures

This new standard established disclosure requirements concerning capital such as: qualitative information about its objectives, policies and processes for managing capital; quantitative data about what it regards as capital; whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance. The Fund is presently evaluating the impact of this new standard.

Section 3862: Financial Instruments - Disclosures and Section 3863: Financial Instruments - Presentation

These new standards replace Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. The Fund is presently evaluating the impact of these new standards.

In June 2007, the CICA issued a new accounting standard: Section 3031, Inventories

This new standard provides guidance in determining the cost of inventory and its subsequent recognition as an expense. The standard is effective for fiscal periods beginning on or after January 1, 2008 and requires the retroactive application to prior period financial statements. The Fund is presently evaluating the impact of this new standard.

## 4. Credit facilities

**Term loan**

Term loan consists of a committed non-revolving term loan facility. The maximum available on the term loan facility is $21,250,000, of which the full amount was outstanding at June 30, 2007 (December 31, 2006 - $17,500,000). The term loan is collateralized by a first charge on all present and after acquired personal property and an assignment of inventory. Interest on the term facility is charged at the lender's Canadian prime rate or U.S. base rate plus 0.25% to 1.25% or the bankers' acceptance rate plus 1.75% to 2.75%, depending on the Fund's senior debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio.

During the three and six months ended June 30, 2007, interest was charged at a rate of prime plus 0.75% and totaled $359,155 and $702,097, respectively (June 30, 2006 - $243,789 and $466,421). As at June 30, 2007, the prime rate was 6.0% (December 31, 2006 – 6.0%). The principal balance of the term loan is due on May 16, 2008. The credit agreement requires the principal to be to be reduced to $11,250,000 by July 31, 2007. The lender extended the reduction period to August 14, 2007; see Note 14 for further discussion.

**Operating loan**

The Fund has available under its credit facilities a $12,500,000 ($20,000,000 available from August to December) demand revolving loan. Under the terms of the credit agreement, the operating loan is collateralized, along with the term loan, as described above. Interest on the operating loan will vary between the lender's prime rate and the lender's prime rate plus 1.00% depending on the Fund's ratio of senior debt to EBITDA. During the three and six months ended June 30, 2007, the Fund paid interest of $87,986 and $175,415 respectively (2006 - $84,122 and $123,887) on amounts drawn on the operating loan at a rate of prime. As at June 30, 2007, $7,176,988 (December 31, 2006 - $Nil) was outstanding under the operating loan.

**Financial covenants**

Both the Term Loan and Operating Loan ("Loans") require the Fund to maintain certain financial covenants, including a maximum senior debt to EBITDA ratio of 3.5:1.0 until December 31, 2007, at which time the ratio reduces to 2.0:1.0; a minimum current ratio of 1.5:1.0, a minimum fixed charge coverage ratio of 1.0:1.0 and a minimum EBITDA value of $5,500,000 on a rolling twelve month basis. For the remainder of 2007, the minimum fixed charge coverage ratio has been waived by the lender. Additionally, the covenants limit the Fund's ability to undertake mergers, acquisitions, new indebtedness, declare distributions in excess of distributable cash and other changes in the business without approval of the lender. At June 30, 2007, the Fund was in compliance with the covenants. The limitation on declaring distributions in excess of distributable cash has been waived by the lender until December 31, 2007.

**5. Future income taxes**

Prior to June 12, 2007, the Fund was effectively exempt from income taxes and, accordingly, its consolidated financial statements did not include a provision for Canadian income taxes related to the Fund's income. On October 31, 2006, the Minister of Finance (Canada) announced proposed tax legislation ("trust legislation") that will change the income tax rules applicable to publicly traded trusts rendering income trusts taxable in 2011.

The October 31, 2006 trust legislation was substantively enacted into law on June 12, 2007, at which time the Fund must give accounting recognition to these new tax rules. While the Fund will not be liable for current taxes until January 1, 2011, it must give recognition in the quarter ended June 30, 2007 to future income taxes arising from those temporary tax differences expected to reverse after January 1, 2011, at the 31-1/2% tax rate applicable to the Fund.

The components of future income taxes are as follows:

| | June 30, 2007 $ | December 31, 2006 $ |
|---|---|---|
| *Future income tax liabilities* | | |
| Goodwill | 708,038 | - |
| Intangible assets | 743,743 | - |
| | 1,451,781 | - |
| *Future income tax assets* | | |
| Property and equipment | (160,664) | - |
| Unamortized lease inducements | (21,957) | - |
| | (182,621) | - |
| Net future income tax liability | 1,269,160 | - |

## 6. Unitholders' Equity

### Fund Units

The following units are issued and outstanding:

| | Number of Units # | Issue Costs $ | Net Capital Contributions $ |
|---|---|---|---|
| Fund Units Issued, June 30, 2007 and December 31, 2006 | 6,106,000 | 4,928,124 | 56,131,876 |

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units have equal voting rights and privileges. There were no changes in the number or amount of Fund Units issued during the period.

### Distributions to Unitholders

The Fund's policy is to distribute annually to unitholders available cash from operations after cash required for capital expenditures, working capital reserve and other reserves considered advisable by the trustees of the Fund. The policy allows the Fund to make stable monthly distributions to its unitholders based on its estimate of distributable cash for the year. Distributions totaling $0.1875 and $0.4875 per Fund Unit ($1,144,876 and $2,976,676) were declared by the Fund during the three and six months period ended June 30, 2007, respectively. The distribution declared for the month of June 2007 in the amount of $0.046875 per Fund Unit ($286,219) was included in distributions payable to unitholders at June 30, 2007 and was paid on July 15, 2007.

## 7. Non-controlling interest

| | *XS Cargo LP Exchangeable LP Units* | *XS Cargo LP Subordinated LP Units* | *Total* |
|---|---|---|---|
| | *#* | *#* | *#* |
| Balance – December 31, 2006 | 3,485,858 | 2,404,058 | 5,889,916 |
| Unit based compensation award issued during the three month period ended June 30, 2007 (Note 9) | 6,944 | 4,789 | 11,733 |
| Balance – June 30, 2007 | 3,492,802 | 2,408,847 | 5,901,649 |
| | *$* | *$* | *$* |
| Exchangeable and Subordinated Units | 33,967,936 | 23,426,336 | 57,394,272 |
| Net accrued contingent unit based compensation award (Note 9) | | | 99,670 |
| Balance – December 31, 2006 | 33,967,936 | 23,426,336 | 57,493,942 |
| Unit based compensation award issued during the three month period ended June 30, 2007 (Note 9) | 102,405 | 70,625 | 173,030 |
| Net accrued contingent unit based compensation award accrued as at December 31, 2006 | | | (99,670) |
| Non-controlling interest – earnings | (857,964) | (591,704) | (1,449,668) |
| Distributions declared | (1,700,006) | - | (1,700,006) |
| Balance – June 30, 2007 | 31,512,371 | 22,905,257 | 54,417,628 |

**XS Cargo LP Exchangeable LP Units ("Exchangeable LP Units")**

The Exchangeable LP Units issued by XS Cargo LP have economic and voting rights equivalent to the Fund Units (note 6), except in connection with the exchangeability terms as described below. They are exchangeable directly or indirectly, on a one-for-one basis for Fund Units at the option of the holder, under the terms of the Exchange Agreement. The Exchangeable LP Units are not required to be exchanged for Fund Units before transferring to third parties. As a result, they have been presented as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Each Exchangeable LP Unit entitles the holder to receive distributions from XS Cargo LP pro rata with distributions made by XS Cargo LP on Fund Units.

**XS Cargo LP Subordinated LP Units ("Subordinated LP Units")**

The Subordinated LP Units have economic and voting rights equivalent to the Fund Units (note 6), except in connection with the subordination terms as described below. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Distributions are to be made monthly on the Fund Units (note 6) and Exchangeable LP Units to the extent cash is available to make cash distributions. Distributions on the Subordinated LP Units are subordinated and are made quarterly in an amount equal to the amount distributed on Fund Units and Exchangeable LP Units to the extent cash is available to make such distributions.

The Subordinated LP Units will be automatically exchanged for Exchangeable LP Units on a one-for-one basis and the subordination provisions will apply until the end of any fiscal year ending on or after December 31, 2006 if, for that fiscal year the Fund has earned EBITDA (earnings before interest, taxes, depreciation and amortization) of at least $14.432 million and the Fund has paid distributions of at least $1.125 per Fund Unit for such fiscal year. For the year ended December 31, 2006, the criteria were not met for the automatic exchange to occur.

**Fund Special Voting Units**

| | Number<br>#| Amount<br>$ |
|---|---|---|
| Issued and outstanding – December 31, 2006 | 5,889,916 | - |
| Unit based compensation award issued during the three month period ended June 30, 2007 (Note 9) | 11,733 | - |
| Issued and outstanding – June 30, 2007 | 5,901,649 | - |

Fund Special Voting Units are non-participating and are used solely for providing voting rights to persons holding Exchangeable LP Units and Subordinated LP Units. Fund Special Voting Units are not transferable separately from Exchangeable LP Units and Subordinated LP Units to which they relate. The Fund Special Voting Units are not entitled to any beneficial interest in any distribution from the Fund or in the net assets of the Fund in the event of a termination or winding up of the Fund. Each Fund Unit and Fund Special Voting Unit entitles the holder thereof to one vote at all meetings of the Unitholders.

If the Exchangeable LP Units or the Subordinated LP Units are purchased in accordance with the Exchange Agreement, a like number of Fund Special Voting Units will be redeemed by the Fund for a nominal amount.

**Distributions to non-controlling interest**

The Fund's policy is to distribute annually to holders of Fund Units, Exchangeable LP Units and Subordinated LP Units available cash from operations after cash required for capital expenditures, working capital reserve and other reserves considered advisable by the trustees of the Fund. The policy allows the Fund to make stable monthly distributions to holders of Exchangeable LP Units and quarterly distributions to holders of Subordinated LP Units based on its estimate of distributable cash for the year. Distributions totaling $0.1875 and $0.4875 per Exchangeable LP Unit ($654,249 and $1,700,006) and $Nil per Subordinated LP Unit were declared by the Fund during the three and six months ended June 30, 2007, respectively. Distributions declared on Exchangeable LP Units for the month of June 2007 in the amount of $0.046875 per unit ($163,725) were included in distributions payable to non-controlling interest and were paid on July 15, 2007. Distributions on the Subordinated LP Units have been suspended.

## 8. Long-term incentive plan

The Fund has adopted a long-term incentive plan (the "Plan") to provide key senior management, officers and directors of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per unit cash flow growth. Fund bonuses, in the form of the Units of the Fund, will be provided to eligible employees on an annual basis where the distributable cash of the Fund exceeds certain specified threshold amounts. The Plan is managed through a separate trust, which is considered a variable interest entity. As the Fund is the primary beneficiary, the Fund consolidates the Plan in its financial statements.

If the distributable cash flow per unit exceeds the base distribution, a percentage of the distributable cash (the participation rate) is contributed by the Fund into a separate trust. The funds in the trust are used to purchase units of the Fund in the open market, to be provided to eligible employees as bonus compensation. Threshold amounts and participation rates are as follows:

| Excess percentage | Participation rate |
|---|---|
| 5% or less | Nil |
| Greater than 5% and up to 10% | 10% of any excess over 5% |
| Greater than 10% and up to 20% | 10% of any excess over 5%, plus 20% of any excess over 10% |
| Greater than 20% | 10% of any excess over 5%, plus 20% of any excess over 10%, plus 25% of any excess over 20% |

The Fund records annual awards under the Plan as compensation expense over the vesting period. For the year ended December 31, 2006, the distributable cash per unit of the Fund exceeded the threshold amount. As a result, the Fund will transfer $22,898 to the LTIP trust in the third quarter of 2007. On May 9, 2007, the LTIP award was granted and will vest over three years. Compensation expense of $13,993 was recorded in the period ended June 30, 2007 (2006 - $Nil).

## 9. Unit-based compensation

Under the terms of the Acquisition Agreement between the Vendor and the Fund, the Fund assumed certain obligations under an employment agreement with the Chief Financial Officer. Under the employment agreement, the Fund may issue a maximum of 6,944 of XS Cargo Exchangeable LP Units and 4,789 Subordinated LP Units per year based on performance until 2009. If awarded, the units are issued on the anniversary date of the IPO, May 17, 2005. The Fund accrues a contingent award throughout the year, based on the estimated fair value of the units at the grant date. The estimated value is included in administrative and operating expenses and increases non-controlling interest on the balance sheet. For the three and six months ended June 30, 2007, the Fund has recognized compensation cost of $29,860 and $73,360, respectively (June 30, 2006 - $30,000 and $60,000). The Fund has accrued a contingent award of $7,500 (December 31, 2006 - $99,670), which if granted, will be issued in May 2008.

## 10. Variable interest entity

The Fund has a vendor supply and volume rebate agreement with Samra Imports Ltd., ("Samra"). Samra imports products from China which it sells to the Fund and other customers. Samra is the Fund's largest supplier accounting for approximately 19% of the Fund's purchases since the commencement of the agreement and the Fund is Samra's largest customer. The purpose of the agreement is to outline the supply terms and to provide the Fund with a rebate based on its significant volume of purchases from Samra. The Fund has determined that Samra is a variable interest entity and that the supply and rebate agreement represents a variable interest in Samra. The Fund has determined, however, that it is not the primary beneficiary under the supply and rebate agreement since the Fund is not entitled to receive a majority of Samra's expected residual returns or absorb a majority of its expected losses. As Samra is a separate legal entity, in which the Fund has no ownership interest, XS Cargo does not have direct access to Samra's assets and Samra's creditors do not have recourse against XS Cargo.

During the three and six months ended June 30, 2007, the Fund purchased approximately $1,800,000 and $3,600,000, respectively (June 30, 2006 - $4,200,000 and $6,700,000) of inventory from Samra. Included in accounts payable, as at June 30, 2007, is a balance of $175,249 (December 31, 2006 - $Nil), owing to Samra related to those purchases. Samra issued the Fund a volume rebate for purchases made for the three and six months ended June 30, 2007 in the amount of $180,000 and $260,000, respectively, of which a portion is included in rebate and other receivables.

## 11. Basic and diluted (loss) earnings per unit

Basic (loss) earnings per unit are based on the weighted average number of units outstanding during the period. Diluted earnings per unit are computed based on the weighted average number of units and dilutive unit equivalents.

## 12. Seasonal nature of the business

The Fund's results for the period are not necessarily indicative of the results that may be expected for the full year due to seasonal variations in sales levels. The business historically experiences a higher level of sales in the fourth quarter and a lower level of sales in the first quarter due to seasonal shopping patterns. Occupancy-related expenses, certain administrative and operating expenses, amortization, and interest expense remain relatively steady throughout the year.

## 13. Segmented information

The Fund identifies operating segments based on business activities, management responsibility and geography. The Fund operates within a single operating segment, being the operation of closeout retail stores in Canada. All of the Fund's assets are located in Canada.

**14. Subsequent events**

Subsequent to June 30, 2007, the Fund entered into lease agreements to open new stores in Peterborough, Ontario and Vaughan, Ontario.

On August 9, 2007, the Fund entered into a subordinated loan agreement for $12,000,000, funded 50% by an independent third party and 50% by a company owned by the President and CEO of the Fund. The principal balance is due on August 9, 2008, but is renewable for an additional six months at the option of the Fund. The subordinated loan is collateralized by the second charge on all of the present and future undertaking and property including an acknowledged assignment of leases and material contracts. Interest on the subordinated loan is charged at 16%, with the Fund's option to capitalize up to 8.0% per annum. The subordinated loan agreement requires the Fund to maintain certain financial covenants, including a total funded debt to EBITDA ratio of less than 5.0:1.0 until December 31, 2007, at which point the ratio reduces to 3.75:1.0. There are additional restrictive covenants that limit the Fund's ability to undertake mergers, acquisitions, new indebtedness and other changes in the business without approval of the lenders.


XS cargo
NOTHING BUT BARGAINS

# XS CARGO INCOME FUND

## Management's Discussion of Financial Condition and Results of Operations

## For the three and six months ended June 30, 2007

## Dated August 9, 2007


SEC MAIL PROCESSING SECTION
RECEIVED
AUG 14 2007
WASH., D.C.
182

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis ("MD&A") should be read in conjunction with the interim consolidated financial statements and accompanying notes (the "Financial Statements") of XS Cargo Income Fund (the "Fund") for the three and six months ended June 30, 2007 and the audited consolidated financial statements and management's discussion and analysis of the Fund for the year ended December 31, 2006. These financial statements, management's discussion and analysis and other documents filed with regulatory authorities can be found on SEDAR at www.sedar.com. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest thousand dollars, while other amounts have been rounded to the nearest hundred thousand dollars. References to notes are to the notes to the Financial Statements of the Fund unless otherwise stated.

This MD&A is dated August 9, 2007.

Readers are referred to the advisories regarding forward-looking information and non-GAAP measures in the "Forward Looking Statements" and "Non-GAAP Measures" sections of this MD&A.

## OVERVIEW OF THE FUND

### Issuance of Fund Units and Acquisition

The Fund is an unincorporated open-ended trust established under the laws of the Province of Alberta. The Fund invests in the broadline closeout retail business, through an indirect controlling interest in XS Cargo Limited Partnership ("XS Cargo LP") and its general partner ("GP") (collectively "XS Cargo"), and such other investments as the Trustees may determine.

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor").

The Fund Units trade on the Toronto Stock Exchange under the symbol XSC.UN.

### The Business of the Fund

XS Cargo LP operates 39 closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan, Ontario, Nova Scotia, Newfoundland and New Brunswick.

## Operating Highlights

During the quarter, we commenced implementation of JDA® Software Inc.'s Merchandise Management System and Distributed Store System for Windows. This integrated software solution includes: point-of-sale; inventory and distribution management; accounting; and management reporting functions. Retail Process Engineering ("RPE") has been engaged to provide implementation services and has been onsite since April 11, 2007. The system implementation is expected to cost approximately $2.5 million for hardware, software and implementation services and is expected to be completed by the end of the third quarter. The business process analysis and design has been completed; configuration and testing phase is in progress; and implementation and rollout is on track for completion in September. The new system is designed to allow us to effectively address our inventory allocation issues and to contribute to reductions in freight costs and improved labour efficiencies in our stores, distribution centres and head office.

Although sales performance continues to suffer as we operate with our legacy systems, there were several positive developments during the quarter. Efforts to improve freight efficiencies and reduce freight rates contributed to a reduction in freight costs as a percentage of sales from 9.8% in the first quarter to 9.2% in the second quarter. Since freight costs are allocated to inventory as purchases are made, further reductions are expected in the third quarter as the inventory with lower associated freight costs sells through. The lower freight costs and fewer markdown requirements contributed to a significant improvement in gross margin percentage from 30.5% in the first quarter to 34.3% in the second quarter. Although still lower than the second quarter last year (38%), we are encouraged by the steady improvement throughout the quarter and expect that improvement to continue through the last half of the year. We are also encouraged by stabilization in the wage rate increases in Alberta. During the quarter average wage rates increased by 4% compared to 13% over last nine months.

During the quarter, we opened our 38th and 39th stores in Belleville and Sarnia, Ontario, respectively. Leases have been signed for Peterborough and Vaughan, Ontario. Both stores are scheduled to open in the third quarter of 2007. Management has announced intentions to focus its resources on the system conversion and ensuring that operations are uninterrupted during this conversion. We therefore do not expect any further store openings in 2007, but plan to aggressively continue our expansion in 2008 after the systems and support personnel are in place.

## SELECTED FINANCIAL INFORMATION AND RESULTS FROM OPERATIONS

### Second Quarter and Year-to-Date Operating Results

The following tables show the unaudited results of the Fund for the three and six month periods ended June 30, 2007 compared to the three and six month periods ended June 30, 2006. The results of operations for these periods are not necessarily indicative of the results of operations to be expected in any given period.

| **Second Quarter Operating Results** (unaudited) | **Three Months Ended June 30, 2007** | **Three Months Ended June 30, 2006** | **Change Q2 2007 from Q2 2006** |
|---|---|---|---|
| Sales | 29,519,184 | 27,822,876 | 1,696,308 |
| Cost of Goods Sold | 19,383,595 | 17,255,921 | 2,127,674 |
| Gross Margin | 10,135,589 | 10,566,955 | (431,366) |
| | 34.3% | 38.0% | |
| Administrative and Operating Expenses* | 8,725,410 | 6,507,933 | 2,217,477 |
| Earnings from Operations, as defined* | 1,410,179 | 4,059,022 | (2,648,843) |

| **Year-to-Date Operating Results** (unaudited) | **Six Months Ended June 30, 2007** | **Six Months Ended June 30, 2006** | **Change 2007 from 2006** |
|---|---|---|---|
| Sales | 53,176,840 | 48,494,741 | 4,682,099 |
| Cost of Goods Sold | 35,821,536 | 30,325,263 | 5,496,273 |
| Gross Margin | 17,355,304 | 18,169,478 | (814,174) |
| | 32.6% | 37.5% | |
| Administrative and Operating Expenses* | 16,721,255 | 11,951,072 | 4,770,183 |
| Earnings from Operations, as defined* | 634,049 | 6,218,406 | (5,584,357) |

* Earnings from operations have been calculated as described under "Non-GAAP Measures". For purposes of this table, administrative and operating expenses exclude the expenses outlined in the calculation of Earnings from Operations as described under "Non-GAAP Measures".

## Sales

*Second Quarter*

The following table compares sales for the quarter ended June 30, 2007 to the quarter ended June 30, 2006 for new and same stores:

| | Sales | | | | Number of Stores as of June 30 | |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | Change | % change | 2007 | 2006 |
| Same stores | 18,691,158 | 22,167,875 | (3,476,717) | (15.7%) | 23 | 23 |
| New stores | 10,828,026 | 5,655,001 | 5,173,025 | 91.5% | 16 | 9 |
| Total | 29,519,184 | 27,822,876 | 1,696,308 | 6.1% | 39 | 32 |

Second quarter sales increased by $1.7 million, from $27.8 million to $29.5 million, an increase of 6.1%. New stores, defined as stores that have not been open for a full 12 months in the current and prior period, contributed an additional $5.2 million in sales. Included in new store sales is revenue from an event sale, which was held in the Greater Toronto Area in May 2007. The offsetting $3.5 million decrease in total sales represents a 15.7% decrease in same store sales. We anticipated the decrease in same store sales, as a result of issues with the allocation of inventory between stores that resulted in higher than normal stock-outs.

The following table outlines the number of stores and percentage of store sales by geographical region:

| | **June 30, 2007** | | **June 30, 2006** | |
|---|---|---|---|---|
| | Number of stores, end of quarter | Percentage of sales during the quarter | Number of stores, end of quarter | Percentage of sales during the quarter |
| **Region** | | | | |
| Ontario | 17 | 44.9% | 15 | 50.8% |
| Alberta | 8 | 20.0% | 8 | 21.8% |
| Saskatchewan and Manitoba | 3 | 8.0% | 3 | 9.2% |
| British Columbia | 8 | 20.7% | 6 | 18.2% |
| Atlantic Canada | 3 | 6.4% | - | 0.0% |
| Total | 39 | 100.0% | 32 | 100.0% |

*Year-to-Date*

The following table compares sales for the year-to-date ended June 30, 2007 to the year-to-date ended June 30, 2006 for new and same stores:

| | Sales | | | |
|---|---|---|---|---|
| | 2007 | 2006 | Change | % change |
| Same stores | 34,790,849 | 40,232,279 | (5,441,430) | (13.5%) |
| New stores | 18,385,991 | 8,262,462 | 10,123,529 | 122.5% |
| Total | 53,176,840 | 48,494,741 | 4,682,099 | 9.7% |

For the year-to-date, sales increased by $4.7 million, from $48.5 million to $53.2 million, an increase of 9.7%. New stores, defined as stores that have not been open for a full 12 months in the current and prior period, contributed an additional $10.1 million in sales. The offsetting $5.4 million decrease represents a 13.5% decrease in same store sales. As discussed above, we anticipated the decrease in same store sales, as a result of problems with the allocation of inventory between stores that resulted in higher than normal stock-outs.

## Product Replacement Plan Sales

Sales of two-year product replacement extended warranty plans continue to be strong. During the twenty-one months since implementation, $4.1 million of Product Replacement Plans ("PRPs") were sold, with $2.0 million recognized as revenue since inception, approximately $0.5 million of which was recognized during the second quarter of 2007 and approximately $0.9 million for the year-to-date. Revenue from PRP sales is deferred and recognized on a straight-line basis over the two-year terms of the PRPs.

## Cost of Goods Sold and Gross Margin

*Second Quarter*

Cost of goods sold for the quarter increased by $2.1 million from $17.3 million to $19.4 million, an increase of 12.3%, primarily as a result of new store openings.

Gross margin for the quarter decreased by $0.4 million, from $10.5 million to $10.1 million, a decrease of 4.1%. Higher freight costs along with markdowns required to sell-through inventory that was overstocked in certain stores contributed to a gross margin percentage of 34.3% compared to 38.0% in the second quarter of 2006. Freight costs as a percentage of sales were 9.2% compared to 6.7% in the second quarter of 2006 as a result of higher freight rates and efforts to reallocate inventory between stores. The implementation of our new inventory management system by the end of the third quarter of 2007 is expected to alleviate most of the freight inefficiencies we are currently experiencing. We are also working with our third party logistics provider to realize other freight efficiencies and rate reductions through load consolidation and increased use of

inter-modal transport. Those efforts contributed to a reduction of freight costs compared to the first quarter of 2007 from 9.8% to 9.2% of sales. Since freight costs are allocated to inventory as purchases are made, further reductions are expected in the third quarter as the inventory with lower associated freight costs sells through.

*Year-to-Date*

Cost of goods sold for the year-to-date increased by $5.5 million from $30.3 million to $35.8 million, an increase of 18.1%, primarily as a result of new store openings.

Gross margin for the year-to-date decreased by $0.8 million, from $18.2 million to $17.4 million, a decrease of 4.5%. Efforts to reallocate inventory between stores contributed to an increase in freight costs from 6.7% to 9.4% of sales. The increase in freight costs, along with markdowns required to sell-through inventory that was overstocked in certain stores contributed to a reduction in gross margin percentage from 37.5% to 32.6%.

**Administrative and Operating Expenses**

*Second Quarter*

For the quarter, administrative and operating expenses increased by approximately $2.2 million from $6.5 million to $8.7 million. This increase is primarily the result of increases in rent ($0.4 million increase), wages ($0.9 million increase) and advertising ($0.4 million increase). The increases in rent and advertising were primarily the result of new store openings. The increase in wages was the result of new store openings, wage rate increases and labour inefficiencies in our distributions centres. The components of the wage increases are summarized in the chart below (in $millions):

| | New Stores | Alberta | Other Markets | Total |
|---|---|---|---|---|
| Wages | 0.50 | 0.36 | 0.02 | 0.88 |
| % increase from prior year | 100% | 33% | 2% | 34% |

(Note: two new stores opened in Alberta are considered part of "New Stores" for the above breakdown)

The average wage rates for our Alberta employees have increased by 17% over the same quarter in 2006, with the remaining increase in wages resulting from the addition of new positions to support our growth, and additional labour hours used in our distribution centres and stores as a result of the inventory allocation issues described above.

*Year-to-Date*

For the year-to-date, administrative and operating expenses increased by approximately $4.8 million from $11.9 million to $16.7 million. This increase is primarily the result of increases in rent ($0.9 million increase), wages ($2.0 million increase) and advertising ($0.8 million increase). The increases in rent and advertising were primarily the result of

new store openings. The increase in wages was the result of new stores openings as well as significant wage rate increases, primarily in Alberta. The components of the wage increases are summarized in the chart below (in $millions):

| | New Stores | Alberta | Other Markets | Total |
|---|---|---|---|---|
| Wages | 1.05 | 0.73 | 0.20 | 1.98 |
| % increase from prior year | 100% | 36% | 9% | 42% |

**Earnings from Operations**

*Second Quarter*

For the quarter, earnings from operations decreased by $2.6 million, from $4.0 million to $1.4 million, a decrease of 65.3%, as a result of the factors discussed previously.

*Year-to-Date*

For the year-to-date, earnings from operations decreased by $5.6 million, from $6.2 million to $0.6 million, a decrease of 89.8%, as a result of the factors discussed previously.

**Net (Loss) Earnings**

For the quarter ended June 30, 2007, the Fund had a net loss of $0.6 million or $0.09 per unit on a basic and diluted basis. During the quarter, the Fund was required to recognize future income taxes as a result of new tax legislation substantively enacted on June 12, 2007. On initial recognition of the future tax liability, the entire amount was recorded as a charge to earnings during the quarter. See notes 3 and 5 for further details. Prior to the charge to earnings on initial recognition of future income taxes, the Fund had net earnings for the quarter of $0.1 million or $0.01 per unit on a basic and diluted basis.

For the year-to-date, the Fund had a net loss of $1.5 million or $0.25 per unit on a basic and diluted basis. Prior to the charge on initial recognition of future income taxes in the second quarter, the Fund had a net loss of $0.9 million or $0.14 per unit on a basic and diluted basis.

## Financial Position

The following are the significant assets, liabilities and equity of the Fund as at the specified dates:

| | June 30, 2007 | Mar. 31, 2007 | Dec. 31, 2006 | Dec. 31, 2005 |
|---|---|---|---|---|
| Cash and cash equivalents | - | - | 1,017,824 | 7,442,496 |
| Inventory | 22,951,282 | 25,158,913 | 22,288,806 | 15,752,388 |
| Total current assets | 29,342,975 | 29,924,485 | 31,179,577 | 28,388,003 |
| Total assets | 143,085,432 | 142,974,262 | 144,349,830 | 140,941,626 |
| Total current liabilities excluding term loan | 15,155,685 | 13,446,202 | 13,859,176 | 9,085,481 |
| Term loan | 21,250,000 | 21,250,000 | 17,500,000 | 15,000,000 |
| Non-controlling interest | 54,417,628 | 55,578,212 | 57,493,942 | 59,527,529 |
| Unitholders' equity | 50,092,894 | 51,792,439 | 54,571,224 | 56,833,747 |

## Distributable Cash and Cash Distributions

The Fund's policy is to distribute annually to unitholders available cash from operations after cash required for capital expenditures, working capital reserve and other reserves considered advisable by the Trustees of the Fund. The policy allows the Fund to make monthly distributions to its unitholders based on its estimate of distributable cash for the year. The Fund pays cash distributions on or about the 15th of the month to unitholders of record on the last business day of the previous month.

The Fund uses cash provided by operating activities, excluding changes in non-cash working capital, as its basis to calculate distributable cash. The operations of the Fund are seasonal in nature with as much as 40% of annual distributable cash generated in the fourth quarter. The regular build-up and draw down of inventory levels due to seasonal shopping patterns creates significant fluctuations of non-cash working capital from quarter to quarter. Management believes that excluding these changes in non-cash working capital better reflects the cash available for distribution to unitholders.

Deferred revenue and deferred charges relating to PRPs, net of revenue or costs recognized, are adjusted as the revenue and direct costs related to the PRPs are deferred and recognized over the term of the PRPs. The amounts will be included in net earnings as they are recognized.

Lease inducements received, net of amortization of lease inducements is also adjusted as the inducements received from landlords are deferred and recognized over the course of the leases. The amounts will be included in net earnings as they are amortized.

The Fund expects that the first three quarters will have distributions declared in excess of distributable cash earned. As the fourth quarter generates as much as 40% of the annual distributable cash, the prior three quarters' distribution deficit is funded by excess created in the fourth quarter. If on an annual basis, the payout ratio exceeds 100%, the difference is funded by the operating loan.

The following table summarizes the distributions declared from January 1, 2007 to June 30, 2007:

| | | Fund Units | | Exchangeable LP Units and Subordinated LP Units | | Total | |
|---|---|---|---|---|---|---|---|
| Record Date | Payment Date | Declared $ | Paid $ | Declared $ | Paid $ | Declared $ | Paid $ |
| Jan. 31, 2007 | Feb. 15, 2007 | 629,681 | 629,681 | 359,479 | 359,479 | 989,160 | 989,160 |
| Feb. 28, 2007 | March 15, 2007 | 629,681 | 629,681 | 359,479 | 359,479 | 989,160 | 989,160 |
| March 31, 2007 | April 15, 2007 | 572,438 | 572,438 | 326,799 | 326,799 | 899,237 | 899,237 |
| April 30, 2007 | May 15, 2007 | 572,438 | 572,438 | 326,799 | 326,799 | 899,237 | 899,237 |
| May 31, 2007 | June 15, 2007 | 286,219 | 286,219 | 163,725 | 163,725 | 449,944 | 449,944 |
| June 30, 2007 | July 15, 2007 | 286,219 | - | 163,725 | - | 449,944 | - |
| | | 2,976,676 | 2,690,457 | 1,700,006 | 1,536,281 | 4,676,682 | 4,226,738 |

Distributions are paid on Fund Units, XS Cargo LP Exchangeable LP Units and XS Cargo LP Subordinated LP Units. As of June 30, 2007 the following number of units were outstanding:

| | |
|---|---|
| Fund Units (Note 6) | 6,106,000 |
| XS Cargo LP Exchangeable LP Units (Note 7) | 3,492,802 |
| XS Cargo LP Subordinated LP Units (Note 7) | 2,408,847 |
| | 12,007,649 |

During the three and six month periods ended June 30, 2007, the Fund approved total distributions of $0.1875 and $0.4875 per Fund Unit, respectively, to unitholders. It is the Fund's policy to review the monthly distribution amount at least quarterly. For the first two months of 2007, the monthly distribution rate was $0.103125 per unit. Effective March 2007, the distribution rate was reduced to the monthly level at the time of the IPO of $0.09375 per unit (from $0.103125 per unit) for Fund and Exchangeable LP Units. Distributions on Subordinated LP Units were suspended.

The Fund announced a reduction in the monthly distribution rate to $0.046875 per Fund Unit and Exchangeable LP Unit, beginning with the May 2007 distribution. On an annualized basis, the reduced distribution rate is $0.5625 per Fund Unit and Exchangeable LP Unit.

**Distributable Cash per Unit (Fund Units, XS Cargo LP Exchangeable LP Units, XS Cargo LP Subordinated LP Units)**

| | **Three Months Ended June 30, 2007** (unaudited) | **Six Months Ended June 30, 2007** (unaudited) | **Since Inception on May 17, 2005** (unaudited) |
|---|---|---|---|
| Cash provided by (used for) operating activities | 1,047,482 | (4,182,933) | 19,526,299 |
| Less: Net change in non-cash working capital | (191,304) | 3,885,487 | 5,757,591 |
| Less: Deferred charges, net of costs recognized | 5,322 | 4,358 | 336,157 |
| Less: Deferred revenue, net of revenue recognized | 25,182 | 4,598 | (2,131,242) |
| Less: Lease inducements received, net of amortization of lease inducements | (37,125) | (85,933) | (403,908) |
| Less: Maintenance capital expenditures[1] | (92,064) | (201,429) | (821,678) |
| Distributable cash[2] | 757,493 | (575,852) | 22,263,219 |
| Average Units outstanding during the period | 12,001,589 | 11,998,768 | 11,990,383 |
| Distributable cash per Unit | 0.06 | (0.05) | 1.86 |
| Distributions declared | 1,799,125 | 4,676,681 | 27,694,185 |
| Distributions declared per Unit | 0.15 | 0.39 | 2.31 |
| Ratio of distributions declared to distributable cash (payout ratio) | 238% | (912%) | 124% |

Since inception, the Fund has generated distributable cash per unit of $1.86 and has declared distributions of $2.31 per unit. For the second quarter of 2007, the Fund had distributable cash per unit of $0.06 and declared distributions of $0.15 per unit. Basic and diluted loss per unit was $0.09 for the second quarter.

During the three months ended June 30, 2007, distributions declared exceeded distributable cash. The monthly cash distributions are based on management's estimate of distributable cash for the year. Since the Fund's business is seasonal in nature, with as much as 40% of the annual distributable cash being generated in the fourth quarter, it is expected that cash

[1] Maintenance capital expenditures refer to acquisitions of property and equipment to replace or upgrade equipment and information systems at existing stores and distribution centres. See discussion under "Capital Expenditures" below.
[2] See discussion under "Non-GAAP Measures" below.

distributions based on annual cash flows will exceed distributable cash during the first three quarters and be less than distributable cash in the fourth quarter.

In addition to the seasonal nature of distributable cash, the Fund's lower sales and earnings, as discussed earlier in the "Operating Highlights" section, contributed to a ratio of distributions declared to distributable in excess of 100%. The Fund plans to use credit facilities to finance the shortfall between distributable cash and distributions declared until the fourth quarter of 2007.

**EBITDA**

Management believes that EBITDA is a useful measure in evaluating the performance of the Fund.

| | Three Months Ended June 30,2007 (unaudited) | Six Months Ended June 30, 2007 (unaudited) | Since Inception on May 17, 2005 (unaudited) |
|---|---|---|---|
| Net earnings (loss) for the period | (554,670) | (1,501,655) | 8,660,909 |
| Add: Non-controlling interest | (536,195) | (1,449,668) | 8,339,732 |
| Add: Future income taxes | 1,269,160 | 1,269,160 | 1,269,160 |
| Add: Interest expense and foreign exchange | 560,622 | 1,008,472 | 3,077,702 |
| Add: Amortization of property and equipment | 313,302 | 608,280 | 1,844,306 |
| Add: Amortization of intangible assets | 328,100 | 626,100 | 2,563,100 |
| EBITDA[3] | 1,380,319 | 560,689 | 25,754,909 |

**Unitholders' Equity and Non-controlling Interest**

The following table outlines the Fund Units and non-controlling interest outstanding as of June 30, 2007 and August 9, 2007.

| | Units # | Issue Costs $ | Unitholders' Equity $ | Non-controlling Interest $ |
|---|---|---|---|---|
| Fund Units | 6,106,000 | 4,928,124 | 50,092,894 | - |
| Special Voting Units | 5,901,649 | - | - | - |
| Non-controlling Interest | 5,901,649 | - | - | 54,417,628 |

On May 17, 2007, 6,944 Exchangeable Units, 4,789 Subordinated Units and 11,733 Special Voting Units were issued to the Chief Financial Officer as described in Note 9.

[3] EBITDA refers to earnings before interest, taxes, depreciation and amortization. See discussion under "Non-GAAP Measures" below.

## LIQUIDITY AND CAPITAL RESOURCES

### Distributable Cash and Cash Distributions

The Fund's policy is to make stable monthly distributions to its Unitholders based on its estimate of distributable cash for the year. It has a policy to pay cash distributions on or about the 15th of each month to Unitholders of record on the last business day of the previous month.

During the three and six months ended June 30, 2007, the Fund declared distributions of $0.1875 and $0.4875 per Fund Unit, respectively to Unitholders, or $1,144,876 and $2,976,676 in total.

### Credit Facilities

The Fund has established credit facilities with a Canadian chartered bank. These credit facilities consist of a $12.5 million demand revolving operating loan (which is increased to $20.0 million between the months of August and December, to facilitate the build up of inventories for the fourth quarter holiday shopping season and fund capital expenditures) and a committed non-revolving term loan to a maximum amount of $21.25 million. Interest on the term loan is charged at the lender's Canadian prime rate or U.S. base rate plus 0.25% to 1.25% or the bankers' acceptance rate plus 1.75% to 2.25%, depending on the Fund's senior debt to EBITDA ratio. Interest on the operating loan will vary between the lender's prime rate and the lender's prime rate plus 1.00% depending on the Fund's ratio of senior debt to EBITDA. As of June 30, 2007, $21.25 million was outstanding on the term loan and $7.2 million was outstanding on the operating loan. Under the terms of the credit facilities, the term loan is required to be reduced to $11.25 million by July 31, 2007, which was extended by the lender to August 14, 2007.

On August 9, 2007, the Fund entered into a subordinated loan agreement for $12,000,000, funded 50% by a third party and 50% by a company owned by the President and CEO of the Fund. The principal balance is due after twelve months but is renewable for an additional six months at the option of the Fund. The subordinated loan is collateralized by the second charge on all present and future undertaking and property of the Fund, including an acknowledged assignment of leases and material contracts. Interest on the subordinated loan is charged at 16%, with the Fund's option to capitalize up to 8.0% per annum.

### Debt Covenants

Both the Term Loan and Operating Loan ("Loans") require the Fund to maintain certain financial covenants, including a maximum senior debt to EBITDA ratio of 3.5:1.0 until December 31, 2007, at which time the ratio reduces to 2.0:1.0; a minimum current ratio of 1.5:1.0, a minimum fixed charge coverage ratio of 1.0:1.0 and a minimum EBITDA value of $5,500,000 on a rolling twelve month basis. For the remainder of 2007, the minimum fixed charge coverage ratio has been waived by the lender. Additionally, the covenants

limit the Fund's ability to undertake mergers, acquisitions, new indebtedness, declare distributions in excess of distributable cash and other changes in the business without approval of the lender. At June 30, 2007, the Fund was in compliance with the covenants. The limitation on declaring distributions in excess of distributable cash has been waived by the lender until December 31, 2007.

The subordinated loan requires the Fund to maintain certain financial covenants, including a total funded debt to EBITDA ratio of greater than 5.0:1.0 until December 31, 2007, at which point the ratio reduces to 3.75:1.0. There are additional restrictive covenants that limit the Fund's ability to undertake mergers, acquisitions, new indebtedness and other changes in the business without approval of the lenders.

### Capital Expenditures

During the quarter, the Fund acquired $1,328,760 of property and equipment which was financed using the operating loan. Of this, $297,873 related to new store openings, distribution infrastructure and head office capacity, $938,823 related to the new point-of-sale and inventory management system and the remaining $92,064 related to capital expenditures at existing stores and warehouses ("maintenance capital expenditures").

The Belleville, Ontario store opened in May and the Sarnia, Ontario store opened in June. Leases have been finalized for Peterborough and Vaughan, Ontario. Both stores are scheduled to open at the end of the third quarter in 2007. As discussed above, the Fund has credit facilities available to finance these and other growth related capital expenditures planned for the remainder of 2007.

### Interest Rate Risk and Sensitivity

The Fund's long-term debt bears interest with floating rates, thus exposing the Fund to interest rate fluctuations. A 1.0% increase in interest rates would have an impact of $284,000 annually ($71,000 during the quarter) on distributable cash based on $28.4 million of debt outstanding at June 30, 2007.

### Contractual Obligations

The table below sets forth the contractual obligations of the Fund as of June 30, 2007, due in the years indicated which relate to various premises operating leases and the $21.25 million outstanding on the term loan, with $10.0 million due on August 13, 2007 and the remainder that matures on May 16, 2008.

| (unaudited) | Total | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 and thereafter |
|---|---|---|---|---|---|---|---|
| Operating Leases | 26,453,621 | 2,456,412 | 4,949,907 | 4,531,237 | 3,588,672 | 2,851,136 | 8,076,257 |
| Term loan | 21,250,000 | 10,000,000 | 11,250,000 | - | - | - | - |
| Total | 47,703,621 | 12,456,412 | 16,199,907 | 4,531,237 | 3,588,672 | 2,851,136 | 8,076,257 |

## Summary of Quarterly Results (unaudited)

| | 2007 | | 2006 | | | | 2005 | |
|---|---|---|---|---|---|---|---|---|
| | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 |
| Sales | 29,519,184 | 23,657,656 | 42,339,077 | 25,960,077 | 27,822,876 | 20,671,865 | 36,436,104 | 20,775,101 |
| Net (loss) earnings | (554,670) | (946,985) | 1,745,044 | 1,108,744 | 1,601,832 | 723,545 | 3,062,775 | 1,173,328 |
| Basic and diluted (loss) earnings per unit | (0.09) | (0.16) | 0.29 | 0.18 | 0.26 | 0.12 | 0.50 | 0.19 |

Due to seasonal shopping trends, the fourth quarter is typically the strongest quarter for XS Cargo and the first quarter is weakest.

## Off-Balance Sheet Arrangements

The Fund has not entered into any off-balance sheet arrangements.

## Critical Accounting Estimates

*Goodwill*

Goodwill is not amortized, but is tested for impairment annually or more frequently if circumstances indicate a potential impairment. Goodwill is tested for impairment by comparing the estimated fair value of the reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the fair value is allocated to the assets and liabilities of the reporting unit and the resulting difference between the carrying value and fair value of goodwill is recorded as an impairment loss and recorded in earnings of the current period.

*Inventory Valuation*

Inventory is valued at the lower of cost and estimated net realizable value. Inventory cost includes freight charges, which are allocated to inventory based on a percentage of freight paid during a period compared to the total purchases made during the period. In addition, accrued supplier rebates are allocated between cost of goods sold and a reduction of inventory based on the estimated proportion related to goods remaining in inventory at the end of a period. Management believes that the estimates, assumptions and allocation methods are reasonable in the circumstances. It is possible that materially different results would be reported using different assumptions or allocation methods.

## Changes in Accounting Policies Including Initial Adoptions

Management is not aware of any recent accounting pronouncements or developments that will affect the Fund's financial statements other than as noted below. Management will continue to monitor and assess the impact of accounting pronouncements on the financial statements of the Fund as they become available.

## Accounting policy changes

(a) ***On January 1, 2007, the Fund adopted the following recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook:***

*Section 3855: Financial Instruments – Recognition and Measurement*
This Section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The adoption of these new standards has had no material impact on the consolidated financial statements.

*Section 1530: Comprehensive Income*
This Section describes how to report and disclose comprehensive income and its components. Comprehensive income is the change in the Fund's net assets that result from transactions, events or circumstances from sources other than the Fund's Unitholders.

*Section 3865: Hedges*
This Section establishes standards for when and how hedge accounting, which is optional, may be applied.

As the Fund does not used hedge accounting, the adoption of these new standards has had no impact on the consolidated financial statements.

***(b) Section 1506: Accounting Changes***

This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.

Prior to June 12, 2007, income tax obligations relating to distributions from the Fund were obligations of the Unitholders and, accordingly, no provision for income taxes had been made in respect of the income of the Fund. As described in note 5, the Fund will recognize future income tax in the quarter ended June 30, 2007 as a result of new tax legislation substantively enacted on June 12, 2007, add fully enacted on June 22, 2007. Current income tax will not be recognized until a new tax on the Fund is effective on January 1, 2011 (or earlier if the Fund experiences more than "normal growth" or experiences "undue expansion). Future income tax assets and liabilities are recorded on the difference between the accounting and tax basis of assets and liabilities based on substantively enacted tax laws and rates for those differences that are expected to reverse after January 1, 2011.

The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

***(c) Future Accounting Changes***

In December 2006, the CICA issued three accounting standards: Section 1535, Capital Disclosures, Section 3862, Financial Instruments - Disclosures and Section 3863, Financial Instruments - Presentation. These new standards will be effective for the Fund on January 1, 2008.

*Section 1535: Capital Disclosures*

This new standard established disclosure requirements concerning capital such as: qualitative information about its objectives, policies and processes for managing capital; quantitative data about what it regards as capital; whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance. The Fund is presently evaluating the impact of this new standard.

*Section 3862: Financial Instruments - Disclosures and Section 3863: Financial Instruments - Presentation*

These new standards replace Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. The Fund is presently evaluating the impact of these new standards.

In June 2007, the CICA issued the following accounting standard: Section 3031, Inventories.

This new standard provides guidance in determining the cost of inventory and its subsequent recognition as an expense. The standard is effective for fiscal periods beginning on or after January 1, 2008 and requires the retroactive application to prior period financial statements. The Fund is presently evaluating the impact of this new standard.

## Transactions with Related Parties

During the three and six month periods ended June 30, 2007, there were no related party transactions.

Subsequent to June 30, 2007, the Fund entered into a subordinated loan agreement for $12,000,000, funded 50% by a third party and 50% by a company owned by the President and CEO of the Fund. See "Credit Facilities" above for further details regarding this agreement.

## Outlook

Significant progress has been made on the conversion of our new point-of-sale and inventory management system, with a continued target date of completion by the end of the third quarter. We will continue to experience depressed sales, higher freight expenses, and labour inefficiencies until the new point-of-sale and inventory system is fully functioning. We believe that the new system will not only alleviate the inefficiencies we are currently experiencing, but provide opportunities for further operational enhancements in our stores and distribution centres.

## Additional Information

Additional information relating to the Fund, including the Fund's AIF, is available on SEDAR (www.sedar.com) and on the Fund's website at www.xscargo.com.

## Non-GAAP Measures

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization and references to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, EBITDA is a useful supplemental measure of performance and cash available in accordance with GAAP, for distribution before debt service, changes in working capital, capital expenditures and income taxes. Distributable cash of the Fund is a measure generally used by open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

Earnings from operations disclosure under "Second Quarter Operating Results" and "Year-to-date Operating Results" has been calculated by adding interest expense, foreign exchange loss, amortization of property and equipment and intangible assets, unit-based compensation, future income taxes and non-controlling interest to net earnings for the period. As one of the factors that may be considered relevant by prospective investors is earnings (loss) from operations of the Fund relative to the price of the Units, management

believes that earnings (loss) from operations of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

EBITDA, distributable cash and earnings from operations are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Investors are cautioned that EBITDA, distributable cash and earnings from operations should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA, distributable cash and earnings from operations may differ from the methods used by other issuers and may not be comparable to similar measures presented by other issuers.

## INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Fund is responsible for designing internal controls over financial reporting for the Fund as defined under MI 52-109. Management has designed such internal controls over financial reporting, or caused them to be designed under its supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP. There have been no changes in the Fund's internal controls over financial reporting that occurred during the three month period ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Fund's internal controls over financial reporting.

## RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to unitholders and the trading price of the Fund's units are subject to a number of risks. These risk factors include: the ability to maintain profitability and manage growth; the ability to expand through new store openings; the ability to source products in adequate quantities and on acceptable terms; changes in trends and consumer tastes; economic conditions and consumer spending; the success of the Fund's marketing efforts and increased marketing expenditures; competition; reliance on centralized distribution centres; freight costs; ability to maintain comparable store sales; seasonality and fluctuations in quarterly results; reliance on management information systems; increase in the cost of, or disruption in the flow of, imported products; successful management of exposure to merchandise returns; foreign exchange fluctuations; costs and availability of insurance coverage; protection of intellectual property; reliance on key personnel; labour matters, including increased labour costs and labour shortages; absence of history as a public company; dependence on external funding sources; environmental regulation; uncertainties arising from world events; property taxes; the Fund's dependence on its operating subsidiaries; the unpredictability and volatility of the market price of the Fund Units; the nature of the Fund Units; the lack of certainty regarding cash distribution levels; cash on cash yield; the structural subordination of the Fund Units; leverage and restrictive covenants; restrictions on potential growth; changes in income tax legislation and other tax

related risks; future sales of Fund Units from treasury; future sales of Fund Units by insiders; the rights of the Vendor in relation to XS Cargo LP; conflicts of interest; unitholder limited liability; the distribution of securities on redemption or termination of the Fund; and the restrictions on certain unitholders and the liquidity of Fund Units. For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed in the Fund's Annual Information Form available at www.sedar.com.

## FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements. All statements other than statements of historical fact contained in this MD&A are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, proposed store openings, budgets, litigation, projected costs and plans and objectives of or involving the Fund or XS Cargo LP. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in the MD&A. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors".

The information contained in this MD&A, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and XS Cargo LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this MD&A are made as of the date of this MD&A and, except as required by law, the Fund assumes no obligation to update or revise them to reflect new events or circumstances.

File No. 82-34948

**Form 52-109F2 - Certification of Interim Filings**

I, Michael McKenna, President and CEO of XS Cargo GP Inc., the administrator of XS Cargo Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of XS Cargo Income Fund, (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and,

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated the 9th day of August, 2007

(signed) *"Michael McKenna"*
**Michael McKenna**
President and Chief Executive Officer
XS Cargo GP Inc.

F. le No. 82-34949

**Form 52-109F2 - Certification of Interim Filings**

I, Jeff Rootman, Vice-President, Finance and CFO of XS Cargo GP Inc., the administrator of XS Cargo Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of XS Cargo Income Fund, (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and,

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated the 9th day of August, 2007

(signed) *"Jeff Rootman"*

**Jeff Rootman**
Vice-President, Finance and Chief Financial Officer
XS Cargo GP Inc.

File No 82-34949

**XS Cargo Income Fund**

TSX: XSC.UN



**Aug 10, 2007 06:00 ET**

## XS Cargo Income Fund Reports 2007 Second Quarter Results and Financing Plan

EDMONTON, ALBERTA--(Marketwire - Aug. 10, 2007) - XS Cargo Income Fund (the "Fund") (TSX:XSC.UN) today announced its results for the 2007 second quarter as well as the details of the financing plan which was announced on August 1, 2007. The Fund's consolidated interim financial statements and Management's Discussion and Analysis ("MD&A") can be found on XS Cargo's website at www.xscargo.com and on SEDAR at www.sedar.com.

For the 2007 second quarter, the Fund reported sales of $29.5 million; EBITDA (1) of $1.4 million; and net loss of $0.6 million or $0.09 per unit. The Fund had net earnings before non-controlling interest of $0.2 million prior to a non-cash charge on the initial recognition of future income taxes resulting from changes in the taxation of Trusts which will be effective in 2011. Distributable cash (1) was $0.8 million or $0.06 per unit compared to distributions declared of $1.8 million or $0.15 per unit.

The Fund finalized agreements for subordinated debt financing in the amount of $12,000,000, to be provided 50% by CIBC Leveraged Finance and 50% by Famous Brands Inc., a company owned by the Fund's President and Chief Executive Officer. The proceeds of the subordinated debt facilities will be used for working capital as well as to repay $10,000,000 of the Term Loan outstanding under the Fund's senior secured credit facility. The subordinated debt bears interest at 16%, half of which may be capitalized at the option of the Fund.

Michael McKenna, President and Chief Executive Officer of the Fund stated, "Although inventory allocation issues continued to negatively impact our sales and earnings, we are encouraged at the operational progress made during the quarter. Our new system implementation is progressing on schedule and we have been successful building out an inventory allocations team. We experienced a significant improvement in gross margin percentage compared to the first quarter and the rate of wage increases in Alberta has stabilized. We expect this measured improvement to continue throughout the third quarter, with the strong improvement anticipated after the system implementation in the fourth quarter."

Highlights for the second quarter

- Second quarter sales of $29.5 million, up 6.1% from the second quarter of 2006.

- Second quarter gross margin of $10.1 million, down 4.1% from the second quarter of 2006.

- Gross margin percentage of 34.3% compared to 30.5% in the first quarter of 2007 and 38.0% for the second quarter of 2006.

- Freight costs, which are included in cost of goods sold, were 9.2% of sales compared to 9.8% of sales in the first quarter and are expected to continue to improve throughout the second half of the year.

- Earnings from operations of $1.4 million, compared to earnings from operations of $4.1 million for the second quarter of 2006.

- Same store sales decrease of 15.7% for the second quarter compared to the second quarter of 2006. Despite the decline, same store sales showed significant improvement throughout the quarter.

- Two new stores opened: Belleville, Ontario on April 30 and Sarnia, Ontario on June 28.

- Continued successful sales of two-year product replacement extended warranty plans ("PRPs"). During the twenty-one months since implementation, $4.1 million of PRPs were sold, however only $2.0 million has been recognized as revenue to date and approximately $0.5 million was recognized during the quarter. Revenue from PRP sales is deferred and recognized on a straight-line basis over the two-year terms of the PRPs.

- Distributable cash (1) of $0.06 per unit compared to distributions declared of $0.15 per unit. Due to the seasonal nature of our business, over 40% of our annual distributable cash (1) is generated in the fourth quarter. Since the Fund declares equal monthly distributions throughout the year, it is expected that distributable cash (1) will be below distributions declared in the first three quarters.

- Commenced implementation of JDA® Software Group, Inc.'s Merchandise Management System and Distributed Store System for Windows. This integrated software solution includes: point-of-sale; inventory and distribution management; accounting and management reporting functions. Retail Process Engineering has been engaged to provide implementation services and has been onsite since April 11, 2007. The new system has a targeted completion by the end of the third quarter.

- JDA® Software Group, Inc. (NASDAQ:JDAS) is the enduring demand and supply chain partner to the world's leading retailers, manufacturers and suppliers, helping more than 5,500 customers in more than 60 countries realize real demand chain results.

Business of the Fund

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor"). XS Cargo LP operates 39 closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan, Ontario, Newfoundland, Nova Scotia and New Brunswick.

(1) Non-GAAP Measures

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization and references to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, EBITDA is a useful supplemental measure of performance and cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes. Specifically, management believes that EBITDA is the appropriate measure from which to make adjustments to determine the distributable cash of the Fund. Distributable cash of the Fund is a measure generally used by open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

Earnings from operations have been derived by adding interest expense, amortization of property and equipment and intangible assets, unit-based compensation and non-controlling interest to net earnings for the period.

Payout ratio refers to the ratio of cash distributions declared to unitholders to distributable cash generated by the Fund.

EBITDA, distributable cash, earnings from operations and payout ratio are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Investors are cautioned that EBITDA, distributable cash and earnings from operations should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA, distributable cash, earnings from operations and payout may differ from the methods used by other issuers and may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in the press release. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in the Fund's MD&A.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and, except as required by law, the Fund assumes no obligation to update or revise them to reflect new events or circumstances.

XS Cargo Income Fund
Consolidated Balance Sheets

| | June 30, 2007 (unaudited) $ | December 31, 2006 $ |
|---|---|---|
| Assets | | |
| Current | | |
| Cash and cash equivalents | - | 1,017,824 |
| Rebate and other receivables | 88,499 | 439,384 |
| Inventory | 22,951,282 | 22,288,806 |
| Deposits on inventory | 5,500,859 | 6,604,788 |
| Prepaid expenses and deposits | 802,335 | 828,775 |
| | 29,342,975 | 31,179,577 |
| Deferred charges | 336,157 | 331,799 |
| Property and equipment | 5,525,974 | 4,332,028 |
| Intangible assets | 6,091,900 | 6,718,000 |
| Goodwill | 101,788,426 | 101,788,426 |
| | 143,085,432 | 144,349,830 |
| Liabilities | | |
| Current | | |
| Bank indebtedness | 7,176,988 | - |
| Accounts payable and accrued liabilities | 5,893,669 | 10,597,933 |
| Deferred revenue | 1,635,084 | 1,528,327 |
| Distributions payable to unitholders (Note 6) | 286,219 | 629,681 |
| Distributions payable to non-controlling interest (Note 7) | 163,725 | 1,103,235 |
| | 15,155,685 | 13,859,176 |
| Term loan (Note 4) | 21,250,000 | 2,500,000 |
| | 36,405,685 | 16,359,176 |
| Term loan (Note 4) | - | 15,000,000 |
| Deferred revenue | 496,157 | 607,513 |
| Unamortized lease inducements | 403,908 | 317,975 |
| Future income taxes (Notes 3 and 5) | 1,269,160 | - |
| | 38,574,910 | 32,284,664 |
| Non-controlling interest (Note 7) | 54,417,628 | 57,493,942 |
| | 92,992,538 | 89,778,606 |
| Unitholders' Equity | | |
| Fund Units (Note 6) | 56,131,876 | 56,131,876 |
| Deficit | (6,038,982) | (1,560,652) |
| | 50,092,894 | 54,571,224 |
| | 143,085,432 | 144,349,830 |

XS Cargo Income Fund
Consolidated Statements of Earnings and Comprehensive Income
(Unaudited)

| | Three Months Ended | Three Months Ended | Six Months Ended | Six Months Ended |
|---|---|---|---|---|

| | June 30, 2007 | June 30, 2006 | June 30, 2007 | June 30, 2006 |
|---|---|---|---|---|
| | $ | $ | $ | $ |
| Sales | 29,519,184 | 27,822,876 | 53,176,840 | 48,494,741 |
| Cost of goods sold | 19,383,595 | 17,255,921 | 35,821,536 | 30,325,263 |
| Gross margin | 10,135,589 | 10,566,955 | 17,355,304 | 18,169,478 |
| Expenses | | | | |
| Administrative and operating | 8,755,270 | 6,537,933 | 16,794,615 | 12,011,072 |
| Amortization of property and equipment | 313,302 | 212,820 | 608,280 | 387,677 |
| Amortization of intangible assets | 328,100 | 298,000 | 626,100 | 596,000 |
| | 9,396,672 | 7,048,753 | 18,028,995 | 12,994,749 |
| Earnings (loss) before the undernoted | 738,917 | 3,518,202 | (673,691) | 5,174,729 |
| Other expenses | | | | |
| Interest on bank indebtedness | 87,986 | 84,122 | 175,415 | 123,887 |
| Interest on term loan | 359,155 | 243,789 | 702,097 | 466,421 |
| Foreign exchange loss | 113,481 | 45,885 | 130,960 | 19,921 |
| | 560,622 | 373,796 | 1,008,472 | 610,229 |
| Earnings (loss) before non-controlling interest and future income taxes | 178,295 | 3,144,406 | (1,682,163) | 4,564,500 |
| Future income taxes (Notes 3 and 5) | 1,269,160 | - | 1,269,160 | - |
| (Loss) earnings before non-controlling interest | (1,090,865) | 3,144,406 | (2,951,323) | 4,564,500 |
| Non-controlling interest (Note 7) | (536,195) | 1,542,574 | (1,449,668) | 2,239,123 |
| Net (loss) earnings and comprehensive (loss) income for the period | (554,670) | 1,601,832 | (1,501,655) | 2,325,377 |
| Basic and diluted (loss) earnings per unit (Note 11) | (0.09) | 0.26 | (0.25) | 0.38 |

XS Cargo Income Fund
Consolidated Statements of (Deficit) Retained Earnings
(Unaudited)

| | Three Months Ended June 30, 2007 | Three Months Ended June 30, 2006 | Six Months Ended June 30, 2007 | Six Months Ended June 30, 2006 |
|---|---|---|---|---|
| | $ | $ | $ | $ |
| (Deficit) retained earnings, beginning of the period | (4,339,437) | (349,140) | (1,560,652) | 701,871 |
| Net (loss) earnings for the period | (554,670) | 1,601,832 | (1,501,655) | 2,325,377 |
| Distributions declared in the period | (1,144,875) | (1,889,044) | (2,976,675) | (3,663,600) |
| Deficit, end of the period | (6,038,982) | (636,352) | (6,038,982) | (636,352) |

XS Cargo Income Fund

Consolidated Statements of Cash Flows
(Unaudited)

| | Three Months Ended June 30, 2007 | Three Months Ended June 30, 2006 | Six Months Ended June 30, 2007 | Six Months Ended June 30, 2006 |
|---|---|---|---|---|
| | $ | $ | $ | $ |
| Cash provided by (used for) the following activities | | | | |
| Operating Activities | | | | |
| Net (loss) earnings for the period | (554,670) | 1,601,832 | (1,501,655) | 2,325,377 |
| Items not affecting cash: | | | | |
| Non-controlling interest | (536,195) | 1,542,574 | (1,449,668) | 2,239,123 |
| Future income taxes | 1,269,160 | - | 1,269,160 | - |
| Amortization of property and equipment | 313,302 | 212,820 | 608,280 | 387,677 |
| Amortization of intangible assets | 328,100 | 298,000 | 626,100 | 596,000 |
| Unit based compensation (Note 9) | 29,860 | 30,000 | 73,360 | 60,000 |
| Deferred charges, net of costs recognized | (5,322) | (28,298) | (4,358) | (94,565) |
| Deferred revenue, net of revenue recognized | (25,182) | 333,958 | (4,598) | 704,835 |
| Lease inducements received, net of amortization of lease inducements | 37,125 | 41,121 | 85,933 | 26,197 |
| | 856,178 | 4,032,007 | (297,446) | 6,244,644 |
| Net change in non-cash working capital | 191,304 | 3,544,009 | (3,885,487) | (8,053,557) |
| | 1,047,482 | 7,576,016 | (4,182,933) | (1,808,913) |
| Financing Activities | | | | |
| Net change in bank indebtedness | 2,529,695 | (3,177,032) | 7,176,988 | 2,866,316 |
| Proceeds from term loan | - | - | 3,750,000 | - |
| Distributions paid on Fund Units | (1,431,094) | (1,889,044) | (3,320,136) | (3,606,356) |
| Distributions paid to non-controlling interest | (817,323) | (1,773,577) | (2,639,517) | (3,426,816) |
| | 281,278 | (6,839,653) | 4,967,335 | (4,166,856) |
| Investing Activities | | | | |
| Purchases of property and equipment | (1,328,760) | (736,363) | (1,802,226) | (1,466,727) |
| Decrease in cash and cash equivalents | - | - | (1,017,824) | (7,442,496) |
| Cash and cash equivalents, beginning of period | - | - | 1,017,824 | 7,442,496 |
| Cash and cash equivalents, end of period | - | - | - | - |
| Supplementary cash flow information | | | | |
| Interest paid | 447,141 | 327,911 | 877,512 | 590,308 |

**For more information, please contact**

xS Cargo Income Fund
Jeff Rootman
Vice-President, Finance and Chief Financial Officer

(780) 732-2112
Website: www.xscargo.com

---

File No 82-34949

**XS Cargo Income Fund**

TSX: XSC.UN



**Aug 07, 2007 18:01 ET**

## XS Cargo Income Fund Second Quarter Results Conference Call and Webcast

EDMONTON, ALBERTA--(Marketwire - Aug. 7, 2007) - XS Cargo Income Fund (TSX:XSC.UN) will host a conference call and audio webcast for analysts, investors and media on Friday, August 10, 2007 at 1:00 p.m. ET. Jeff Rootman, Vice-President, Finance and Chief Financial Officer will discuss the details of the second quarter financial results, which will be released prior to markets opening on August 10, 2007.

To participate in the conference call, please dial (416) 641-6125 in the Toronto area or toll free at 1 (866) 542-4236 at least 10 minutes ahead of time. A replay of the conference call will be available approximately two hours after the event until midnight ET, August 17, 2007. To listen to the audio replay, call (416) 695-5800 in the Toronto area or toll free at 1 (800) 408-3053. Passcode: 3230648#.

The simultaneous webcast of the event will be available at: http://events.onlinebroadcasting.com/xscargo/081007/index.php or on the investor relations page of the www.xscargo.com website.

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 39 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Newfoundland, Nova Scotia and New Brunswick. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

**For more information, please contact**

XS Cargo Income Fund
Jeff Rootman
Vice-President, Finance and Chief Financial Officer
(780) 732-2112
Email: jeff.rootman@xscargo.com

---

File No - 82-34949

**XS Cargo Income Fund**

TSX: XSC.UN



**May 17, 2007 06:50 ET**

## XS Cargo Income Fund Announces Plans to Amend Credit Facilities and Reissues Amended March 31, 2007 Interim Consolidated Financial Statements

### No impact on reported earnings or cash flows from operations

EDMONTON, ALBERTA--(CCNMatthews - May 17, 2007) - XS Cargo Income Fund's (the "Fund") (TSX:XSC.UN) existing credit facilities include a term loan with a limit of $25 million and an operating loan to a limit of $12.5 million with a Canadian Chartered bank (the "Credit Facilities"). The Fund currently has $21.3 million outstanding on the term loan and $5.4 million outstanding on the operating loan. The Fund's credit agreement was amended in February 2007 at which time the Fund's distribution rate was $1.2375 annually per Fund Unit, Exchangeable LP Unit and Subordinated LP Unit or $14.8 million annually in total. The Fund subsequently announced a reduction in its distribution rate to $0.5625 per Fund Unit and Exchangeable LP Unit and suspended distributions on Subordinated LP Units resulting in an annualized distribution amount of $5.4 million in total. The credit agreement and financial covenants were not adjusted to reflect the new distribution rates. Consequently, the Fund is not in compliance with the fixed charge coverage ratio covenant, which is applied on a historical basis. The Fund is working closely with its lender to amend the covenants in the Credit Facilities to recognize the current distribution rate and expects to have an amended agreement in place within 60 days.

Specifically, the credit agreement contains a financial covenant that the Fund's ratio of earnings before interest, taxes, depreciation and amortization ("EBITDA" (1)) to fixed charges (the sum of interest; unfunded capital expenditures; and distributions on Fund Units, Exchangeable LP Units and Subordinated LP Units) ("fixed charge coverage ratio") must exceed 0.85 to 1.00. The fixed charge coverage ratio is calculated on a historical basis, with the result that the Fund cannot immediately take into account the distribution reductions when calculating the coverage ratio. Calculated using the distribution rate currently in place, the fixed charge coverage ratio would have been 1.60 to 1.00.

As a result of the above, the Fund is amending and restating its March 31, 2007 interim financial statements to reclassify $15,000,000 of the Term Loan as a current liability on the balance sheet and provide additional note disclosure. Under the terms of the Credit Facilities, the Term Loan is excluded from current liabilities for purposes of calculating the current ratio, so the restatement has no impact on other covenants. The restatement has no impact on the statements of earnings and comprehensive income; (deficit) retained earnings or cash flows. The Fund is also amending and re-filing its Management's Discussion and Analysis of the financial condition and results of operations for the quarter ended March 31, 2007 to include the information provided in this press release.

Business of the Fund

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor"). XS Cargo LP operates 38 closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan, Ontario, Newfoundland, Nova Scotia and New Brunswick.

(1) Non-GAAP Measure

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization. EBITDA is not an earnings measure recognized by GAAP and it does not have a standardized meaning prescribed by GAAP. Investors are cautioned that EBITDA should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA may differ from the methods used by other issuers and may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in the press release. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in the Fund's MD&A.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and, except as required by law, the Fund assumes no obligation to update or revise them to reflect new events or circumstances.

**For more information, please contact**

XS Cargo Income Fund
Jeff Rootman
Vice-President, Finance and Chief Financial Officer
(780) 732-2112
Website: www.xscargo.com

---

File No 82-34849

**XS Cargo Income Fund**

TSX: XSC.UN



**Jun 20, 2007 19:53 ET**

## XS Cargo Income Fund Announces June Cash Distribution

EDMONTON, ALBERTA--(Marketwire - June 20, 2007) - XS Cargo Income Fund (the "Fund") (TSX:XSC.UN) announced today a cash distribution of $0.046875 per trust unit for the month of June, 2007. The distribution will be paid on July 15, 2007 to holders of record of trust units on June 30, 2007.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 38 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Newfoundland, Nova Scotia and New Brunswick. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

Additional information about XS Cargo Income Fund is available at www.sedar.com and the Fund's website at www.xscargo.com.

**For more information, please contact**

XS Cargo Income Fund
Jeff Rootman, CA
Vice-President, Finance and Chief Financial Officer
(780) 732-2112
Website: www.xscargo.com

---

File No 82-34949

**XS Cargo Income Fund**

TSX: XSC.UN



Jul 03, 2007 07:00 ET

## XS Cargo Income Fund Announces Amendment to Credit Facilities and Waiver of Covenant

EDMONTON, ALBERTA--(Marketwire - July 3, 2007) - XS Cargo Income Fund (the "Fund") (TSX:XSC.UN) announced today that it has entered into an amending agreement to its credit facilities with a Canadian chartered bank. The existing credit facilities include an Operating Loan with a limit of $20 million ($6.9 million currently outstanding) and a Term Loan with a limit of $25 million ($21.25 million currently outstanding). The amendment includes a reduction in the limit on the Term Loan to $11.25 million by July 31, 2007, and includes the following changes related to the covenants:

- The maximum ratio of Senior Debt to EBITDA(1) was increased to 3.5 to 1.0 from 2.5 to 1.0 until December 31, 2007 at which time it reduces to 2.0 to 1.0.

- Until March 31, 2008 the fixed charge coverage ratio covenant has been removed and is replaced with a minimum trailing twelve month EBITDA(1) covenant of $5.5 million. At March 31, 2008 the fixed charge coverage ratio covenant will be reinstated at a maximum of 1.0 to 1.0.

- Temporary waiver until December 31, 2007 of the negative covenant restricting Distributions to Permitted Distributions, which stipulates that Distributions may not exceed Distributable Cash Flow

There are no changes to the interest rates on the Term Loan or Operating Line, provided the Fund's Ratio of Senior Debt to EBITDA(1) is below 2.5 to 1.0. If the Fund's ratio of Senior Debt to EBITDA(1) exceeds 2.5 to 1.0, interest will be charged at the lender's prime rate plus 1.0 percent on the Operating Loan and at the lender's prime rate plus 1.25 percent on the Term Loan.

The amendment to the credit facilities was the first step in the Fund's overall refinancing and management expects to complete the refinancing, as previously reported, by July 31, 2007.

Business of the Fund

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor"). XS Cargo LP operates 39 closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan, Ontario, Newfoundland, Nova Scotia and New Brunswick.

(1) Non-GAAP Measure

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization. EBITDA is not an earnings measure recognized by GAAP and it does not have a standardized meaning prescribed by GAAP. Investors are cautioned that EBITDA should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA may differ from the methods used by other issuers and may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in the press release. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in the Fund's MD&A.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and, except as required by law, the Fund assumes no obligation to update or revise them to reflect new events or circumstances.

**For more information, please contact**

XS Cargo Income Fund
Jeff Rootman
Vice-President, Finance and Chief Financial Officer
(780) 732-2112

File No 82-34949

**XS Cargo Income Fund**

TSX: XSC.UN



**Jul 20, 2007 20:11 ET**

## XS Cargo Income Fund Announces July Cash Distribution

EDMONTON, ALBERTA--(Marketwire - July 20, 2007) - XS Cargo Income Fund (the "Fund") (TSX:XSC.UN) announced today a cash distribution of $0.046875 per trust unit for the month of July, 2007. The distribution will be paid on August 15, 2007 to holders of record of trust units on July 31, 2007.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 39 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Newfoundland, Nova Scotia and New Brunswick. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

Additional information about XS Cargo Income Fund is available at www.sedar.com and the Fund's website at www.xscargo.com.

**For more information, please contact**

XS Cargo Income Fund
Jeff Rootman, CA
Vice-President, Finance and Chief Financial Officer
(780) 732-2112
Website: www.xscargo.com

File No 82-34949

**XS Cargo Income Fund**

TSX: XSC.UN



**Jul 31, 2007 22:29 ET**

## XS Cargo Income Fund Announces Financing Plan

EDMONTON, ALBERTA--(Marketwire - July 31, 2007) - XS Cargo Income Fund (the "Fund") (TSX:XSC.UN) is in the process of finalizing agreements for subordinated debt financing up to $15,000,000 to be provided by CIBC Leveraged Finance and Famous Brands Inc., a company owned by the Fund's President and Chief Executive Officer. The proceeds of the subordinated debt facilities will be used for working capital as well as to repay $10,000,000 of the Term Loan outstanding under the Fund's senior secured credit facility. The financing is expected to close on August 9, 2007, at which time the terms and conditions of the subordinated credit facilities will be disclosed. The Fund has received a written extension on its requirement to reduce the outstanding balance on the Term Loan until that date.

"This financing plan has been structured to address our short-term needs with a focus on the long-term interests of our unitholders" stated Jeff Rootman, the Fund's Vice-President and Chief Financial Officer. "Our recent operational challenges have had a negative impact on our unit price, making any form of equity financing less attractive at this time. Management is confident that the system improvements that are currently in progress will effectively address those challenges and has therefore opted for a short-term financing plan that is not dilutive to existing unitholders."

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in the press release. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in the Fund's MD&A.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and, except as required by law, the Fund assumes no obligation to update or revise them to reflect new events or circumstances.

ABOUT THE FUND

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 39 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Newfoundland, Nova Scotia and New Brunswick. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

Additional information about XS Cargo Income Fund is available at www.sedar.com and the Fund's website at www.xscargo.com.

**For more information, please contact**

XS Cargo Income Fund
Jeff Rootman, CA
Vice-President, Finance and Chief Financial Officer
(780) 732-2112
Website: www.xscargo.com

---



END